                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 23)

                          21ST CENTURY INSURANCE GROUP
                                (NAME OF ISSUER)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   90130N 10 3
                                 (CUSIP NUMBER)

                               KATHLEEN E. SHANNON
                       SENIOR VICE PRESIDENT AND SECRETARY
                       AMERICAN INTERNATIONAL GROUP, INC.
                                 70 PINE STREET
                               NEW YORK, NEW YORK
                                 (212) 770-7000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                  MAY 15, 2007
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
      SCHEDULE BECAUSE OF RULE 13D-1(b)(3) OR (4), CHECK THE FOLLOWING BOX:

                                       [ ]

                        (CONTINUED ON THE FOLLOWING PAGE)

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     American International Group, Inc. (I.R.S. Identification No. 13-2592361)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [X]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of Delaware
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        53,474,214
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          53,474,214
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     53,474,214
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     60.8%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     HC, CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     American Home Assurance Company (I.R.S. Identification No. 13-5124990)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of New York
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        14,395,665
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          14,395,665
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     14,395,665
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     16.4%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     IC, CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     Commerce and Industry Insurance Company (I.R.S. Identification No. 31-1938623)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of New York
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        5,414,827
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          5,414,827
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     5,414,827
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.2%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     IC, CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     New Hampshire Insurance Company (I.R.S. Identification No. 02-0172170)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of
     Pennsylvania
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        5,414,827
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          5,414,827
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     5,414,827
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.2%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     IC, CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     National Union Fire Insurance Company of Pittsburgh, Pa. (I.R.S. Identification No. 25-0687550)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of
     Pennsylvania
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        28,220,301
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          28,220,301
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     28,220,301
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     32.1%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     IC, CO
--------------------------------------------------------------------------------

     Item 1. Security and Issuer.

     This Amendment No. 23 (this "Amendment") to the Statement on Schedule 13D filed by American International Group, Inc., a Delaware corporation ("AIG"), amends and supplements the Statement on Schedule 13D originally dated
December 16, 1994 and as amended by Amendment No. 1 to Schedule 13D dated March 23, 1995, Amendment No. 2 to Schedule 13D dated January 9, 1998, Amendment No.
3 to Schedule 13D dated April 8, 1998, Amendment No. 4 to Schedule 13D dated May 12, 1998, Amendment No. 5 to Schedule 13D dated June 4, 1998, Amendment No. 6 to
Schedule 13D dated June 15, 1998, Amendment No. 7 to Schedule 13D dated June 25, 1998, Amendment No. 8 to Schedule 13D July 14, 1998, Amendment No. 9 to Schedule 13D dated July 23, 1998, Amendment No. 10 to Schedule 13D dated July 27, 1998, Amendment No. 11 to Schedule 13D dated August 10, 1998, Amendment No. 12 to
Schedule 13D dated August 19, 1998, Amendment No. 13 to Schedule 13D dated August 24, 1998, Amendment No. 14 to Schedule 13D dated September 3, 1998, Amendment No. 15 to Schedule 13D dated September 11, 1998, Amendment No. 16 to
Schedule 13D dated November 10, 1998, Amendment No. 17 to Schedule 13D dated December 16, 1998, Amendment No. 18 to Schedule 13D dated February 5,
1999, Amendment No. 19 to Schedule 13D dated March 31, 1999, Amendment No. 20 to Schedule 13D dated April 30, 1999, Amendment No. 21 to Schedule 13D dated April 7, 2000, and Amendment No. 22 to Schedule 13D dated January 24, 2007 relating to the common stock, par value $0.001 per share ("Common Stock"), of 21st Century Insurance Group, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6301 Owensmouth Avenue, Woodland Hills, California 91367.

     Item 2. Identity and Background.

     General

     (a) through (c) and (f): This Amendment to Schedule 13D is being filed by AIG on behalf of itself and its wholly owned subsidiaries, American Home Assurance Company, a New York corporation ("American Home"); Commerce and Industry Insurance Company, a New York corporation ("Commerce & Industry"); National Union Fire Insurance Company of Pittsburgh, Pa., a Pennsylvania corporation ("National Union"); and New Hampshire Insurance Company, a Pennsylvania corporation ("New Hampshire" and, together with American Home, Commerce & Industry and National Union, the "AIG Subs"). The principal executive offices of AIG, American Home, Commerce & Industry, National Union and New Hampshire are located at 70 Pine Street, New York, New York 10270. In addition, the 53,474,214 outstanding shares of Common Stock owned by AIG include 28,594 outstanding shares of Common Stock held by certain investment advisor subsidiaries of AIG on behalf of their clients. AIG is a holding company which, through its subsidiaries (including the AIG Subs), is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's primary activities include both general and life insurance and retirement services operations. Other significant activities include financial services and asset management.

     Starr International Company, Inc., a Panamanian corporation ("SICO"), has the sole power to vote and direct the disposition of 281,638,405 shares of common stock, par value $2.50 per share, of AIG ("AIG Shares") and the shared power to direct the disposition of 2,200,076 AIG Shares held by Universal Foundation, Inc., a Panamanian corporation ("Universal Foundation"). C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), has the shared power to vote and direct the disposition of 30,923,499 AIG Shares (18,544,278 of which are held by the C.V. Starr & Co., Inc. Trust ("Starr Trust"), of which Starr is a beneficiary). Maurice R. Greenberg, a United States citizen, has the sole power to vote and direct the disposition of 2,695,797 AIG Shares, which may be acquired pursuant to stock options previously granted by AIG to Mr. Greenberg as a then officer and director of AIG. Mr. Greenberg has shared power to vote and direct the disposition of 67,816,338 AIG Shares, 9,310,328 of which are held as a tenant in common with Mr. Greenberg's wife, 111,004 of which are held in family trusts of which Mr. Greenberg is a trustee, 30,923,499 of which are held by Starr (18,544,278 shares of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Greenberg is a trustee), 371,507 of which are held by the Maurice R. and Corinne P. Greenberg Family Foundation, Inc., a New York not-for-profit corporation (the "Greenberg Foundation"), of which Mr. Greenberg, his wife and family members are directors and 27,100,000 of which are held by the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, a Florida limited liability company (the "Greenberg Joint Tenancy Company"), of which the Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc. (the "Greenberg Joint Tenancy Corporation") is the sole and managing member. Mr. Greenberg owns 24.08% of the voting common stock of Starr directly. The Greenberg Foundation has the shared power to vote and direct the disposition of such 371,507 AIG Shares. The Greenberg Joint Tenancy Company has the shared power to vote and direct the disposition of such 27,100,000 AIG Shares. Edward
E. Matthews, a United States citizen, has the sole power to vote and direct the disposition of 613,345 AIG Shares, 300,220 of which are held directly by Mr. Matthews and 313,125 of which may be acquired pursuant to stock options previously granted by AIG to Mr. Matthews as a then officer and director of AIG. Mr. Matthews has shared power to vote and direct the disposition of 18,567,578 AIG Shares, 23,300 of which are held by Mr. Matthews' wife and 18,544,278 of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Matthews is a trustee.

     The principal executive offices of SICO are located at Baarerstrasse 101, CH-6300 Zug, Switzerland and it also maintains an office at Mercury House, 101 Front Street, Hamilton HM12, Bermuda. The principal executive offices of Starr and the Greenberg Foundation are located at 399 Park Avenue, 17th Floor, New York, New York 10022. The principal executive offices of Universal Foundation are located at Mercury House, 101 Front Street, Hamilton HM 12, Bermuda. The principal executive offices of the Greenberg Joint Tenancy Company are located at 35 Ocean Reef Drive, Key Largo, Florida 33037. The names of the directors and executive officers ("Covered Persons") of AIG, the AIG Subs, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Corporation, their business addresses and principal occupations, including the business addresses and principal occupations of Messrs. Greenberg and Matthews, are set forth in Exhibit A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for Messrs. Greenberg and Matthews and each other Covered Person is also the address of the principal employer of such person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Sullivan, Tse and Walsh, who are British Subjects, Mr. Marshall A. Cohen, who is a Canadian citizen, Dr. Jacob A. Frenkel, who is a citizen of the State of Israel and the Republic of Poland, Mr. Osborne, Ms. Barclay, Mr. Johnson and Ms. Barnes, who are citizens of the United Kingdom and Mr. Zalamea, Ms. Fernando and Mr. Colayco who are citizens of the Republic of the Philippines.

     All information provided in this Amendment (including, without limitation, in this Item 2 and Exhibit A to this Amendment) with respect to Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation, and the Greenberg Joint Tenancy Company and their respective directors and executive officers is provided based solely on the information set forth in the most recent amendment to Schedule 13D relating to AIG Shares filed on March 20, 2007 on behalf of Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company. This information has not been updated to reflect changes in the ownership by such parties of AIG Shares that are disclosed in filings made by one or more of such parties under Section 16 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). In each case, such information may not be accurate or complete and AIG takes no responsibility therefor and makes no representation to its accuracy or completeness as of the date hereof or any subsequent date.

     Item 3. Source and Amount of Funds or Other Consideration.

     No funds were required in connection with the execution of the Merger Agreement as defined in Item 4. In connection with the Merger described in Item 4, AIG estimates that the total amount of funds required to purchase all of the outstanding Common Stock of the Company not currently owned by AIG and the AIG Subs in the Merger (as defined in Item 4) and to pay estimated fees and expenses will be approximately $825 million. AIG will use working capital, including cash and/or proceeds of commercial paper issuances, to finance the consummation of the Merger and the associated fees and expenses.

     Item 4. Purpose of Transaction.

     On January 24, 2007, AIG sent a letter to the Company's Board of
Directors stating that it proposes to acquire all of the outstanding Common Stock of the Company not currently owned by AIG and the AIG Subs (the "Shares") for $19.75 per Share in cash, and on January 24, 2007, AIG issued a related press release.

     On May 15, 2007, following negotiations with a special committee comprised of directors of the Company who are independent of AIG (the "Special Committee"), AIG, AIG TW Corp., a Delaware corporation and wholly owned subsidiary of AIG ("Merger Subsidiary"), and the Company executed an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement followed a determination by the unanimous vote of the Company's Board of Directors upon recommendation and approval of the Special Committee that the Merger described below, and the other transactions contemplated in the Merger Agreement are fair to and in the best interests of the Company and its shareholders other than AIG and its affiliates. On May 15, 2007 AIG issued a related press release. A copy of the press release is being filed herewith as Exhibit C.

     Upon the terms and subject to the conditions of the Merger Agreement, at the effective time specified therein (the "Effective Time"), Merger Subsidiary will merge (the "Merger") with and into the Company, with the Company continuing as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of AIG. Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each share of the common stock of the Company ("Shares") issued and outstanding immediately prior to the Effective Time other than (i) Shares owned by AIG, Merger Subsidiary or any other direct or indirect wholly owned subsidiary of AIG (other than Shares held by any mutual fund advised or managed by any of AIG or any direct or indirect wholly owned subsidiary of AIG),
(ii) Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties,
(iii) Shares subject to Company Awards (as described in the Merger Agreement), and (iv) Shares as to which appraisal rights are perfected under applicable law, shall be converted into the right to receive $22.00 per Share in cash, without interest.

     AIG, Merger Subsidiary and the Company have made customary representations, warranties and covenants in the Merger Agreement, and the consummation of the Merger is subject to certain conditions, including among others, the approval of the Merger by the holders of a majority of the outstanding Shares entitled to vote on such matter at a shareholders' meeting duly called and held for such purpose. AIG expressly reserves the right to waive or not waive any unsatisfied condition in the Merger. AIG has agreed to vote or cause to be voted all of its and its subsidiaries' Shares in favor of the merger. AIG believes that the Merger is not subject to California Department of Insurance review or that of any other state regulator under the relevant insurance laws. AIG has discussed the terms of the Merger with the applicable regulators and believes that no further consents from these regulators are required. It is possible, however, that any of these regulators could assert a right to review the Merger or aspects thereof, and if such a review right is asserted, AIG would not complete the Merger before obtaining any required approval. The closing of the Merger shall occur as soon as practicable after satisfaction or waiver of the conditions set forth in the Merger Agreement.

     Pursuant to the Merger Agreement, at the Effective Time, (i) the directors of Merger Subsidiary immediately prior to the Merger will be the directors of the Surviving Corporation, (ii) the officers of the Company immediately prior to the Merger will be the officers of the Surviving Corporation, (iii) the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until duly amended as provided therein or by applicable law, and (iv) the bylaws of Merger Subsidiary will be the bylaws of the Surviving Corporation, until thereafter amended as provided therein or by applicable law.

     If the Merger is successfully completed, 100% of the Shares of the Company will be held by AIG and the AIG Subs, the common stock of the Company will be delisted from the New York Stock Exchange and would no longer be traded or quoted and the Company will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. Upon consummation of the Merger, AIG intends to cause the filing of such an application for termination of registration under the Exchange Act. If the Merger is successfully completed, AIG may change the Company's business and corporate structure and may sell, transfer or otherwise dispose of all or some of the Company's assets.

     The descriptions of the Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is attached hereto as Exhibit B, and is incorporated by reference into this
Item 4.

     The foregoing is a summary of the Merger Agreement and should not be construed as an offer to purchase Shares. Any offer relating to a merger will be made by means of a proxy statement which will be filed by the Company with the Securities and Exchange Commission. Shareholders are urged to read any such proxy statement and other relevant documents regarding the Merger filed with the Securities and Exchange Commission when they become available because they will contain important information. Shareholders will be able to receive these documents (when they become available), as well as other documents filed by AIG and the Company with respect to the Merger, free of charge at the Securities and Exchange Commission's web site, www.sec.gov or at the principal office of the Company at 6301 Owensmouth Avenue, Woodland Hills, California, 91367.

     The Securities and Exchange Commission has adopted Rule 13e-3 under the Securities Exchange Act which is applicable to certain "going private" transactions. Rule 13e-3 requires among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction, be filed with the Securities and Exchange Commission and disclosed to minority shareholders prior to consummation of the transaction. AIG expects to file the information required by Rule 13e-3 with the Securities and Exchange Commission together with the proxy statement, and to provide the required information to holders of Shares at such time.

     AIG and the AIG Subs understand that any of their respective executive officers and directors that hold Shares do so for investment purposes. Other than as described above, none of AIG or the AIG Subs nor, to the best knowledge of the persons filing this Amendment, any of AIG's or the AIG Subs' respective executive officers or directors, have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of
Schedule 13D. However, if the proposed transaction does not occur for any reason, AIG and the AIG Subs and their respective executive officers and directors intend to review continuously the Company's business affairs, general industry and economic conditions and the capital needs of AIG and the AIG Subs. Based on such review, these entities and individuals may, from time to time, determine to increase or decrease their ownership of Shares of the Company, approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

     (A) AIG's and each AIG Sub's current ownership interests in the Company and the Common Stock of the Company is set forth on the cover pages to this Amendment No. 23 to Schedule 13D and is incorporated by reference herein. The ownership percentages appearing on such pages have been calculated based on 87,924,505 shares of Common Stock of the Company outstanding as of April 16, 2007 as reported by the Company in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, as filed with the SEC on May 3, 2007.

     Steven J. Bensinger, Executive Vice President and Chief Financial Officer of AIG, currently holds options to acquire 4,000 Shares, which options are exercisable within 60 days. Robert M. Sandler, Executive Vice President - Domestic Personal Lines of AIG, currently holds 2,000 Shares and options to acquire 36,000 Shares, which options are exercisable within 60 days.

     (B) AIG and each AIG Sub share voting and dispositive power as to all of the Shares owned by each such AIG Sub.

     Mr. Sandler has the sole voting and dispositive power as to all Shares owned by him.

     (C) AIG, American Home, Commerce & Industry, National Union, and New Hampshire, to the best of each of their knowledge, AIG and the AIG Subs' respective executive officers and directors (as listed in Exhibit A), have not engaged in any transactions in the Common Stock of the Company during the past sixty days. AIG has no available information regarding transactions in the Common Stock of the Company by Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company or their respective directors and executive officers.

     The Seasons Series TR Value Small Cap fund, which is managed by a subsidiary of AIG, (i) on April 25, 2007, acquired 48 Shares in the open market at $21.04 per Share; and (ii) on May 9, 2007, sold 99 Shares in the open market at $20.99 per Share.

     (D) - (E) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In addition to the Merger Agreement, which is attached hereto as Exhibit B, contracts, arrangements, understandings or relationships with respect to securities of the Issuer consist of the Investment and Strategic Alliance Agreement, dated as of October 17, 1994, by and between 20th Century Industries and AIG, and the Registration Rights Agreement, dated as of December 16, 1994, by and between 20th Century Industries and AIG, each of which is attached as an exhibit to the Statement on Schedule D dated December 16, 1994 previously filed by AIG, and Amendment No. 1 to Investment and Strategic Alliance Agreement, dated as of March 23, 1995, by and between 20th Century Industries and AIG, which is attached as an exhibit to Amendment No. 1 to the Statement on Schedule 13D dated March 23, 1995 previously filed by AIG. All of such contracts, arrangements, understandings and relationships are incorporated in their entirety herein by reference.

     Item 7. Materials to be Filed as Exhibits.

     (A) List of the Directors and Executive Officers of American International Group, Inc., American Home Assurance Company, Commerce and Industry Insurance Company, New Hampshire Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., Starr International Company, Inc., C.V. Starr & Co., Inc., Universal Foundation, Inc., The Maurice R. and Corrine P. Greenberg Family Foundation, Inc. and The Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc., their business addresses and principal occupations.

     (B) Agreement and Plan of Merger, dated May 15, 2007.

     (C) Press Release, dated May 15, 2007.

     (D) Investment and Strategic Alliance Agreement, dated as of October 17, 1994, by and between 20th Century Industries and AIG.

     (E) Registration Rights Agreement, dated as of December 16, 1994, by and between 20th Century Industries and AIG.

     (F) Amendment No. 1 to Investment and Strategic Alliance Agreement, dated as of March 23, 1995, by and between 20th Century Industries and AIG.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 15, 2007

                                        AMERICAN INTERNATIONAL GROUP, INC.


                                        By: /s/ Kathleen E. Shannon
                                            ------------------------------------
                                        Name:  Kathleen E. Shannon
                                        Title: Senior Vice President and
                                               Secretary


                                        AMERICAN HOME ASSURANCE COMPANY


                                        By: /s/ Robert S. Schimek
                                            ------------------------------------
                                        Name:   Robert S. Schimek
                                        Title:  Senior Vice President and
                                                Treasurer


                                        COMMERCE AND INDUSTRY INSURANCE COMPANY


                                        By: /s/ Robert S. Schimek
                                            ------------------------------------
                                        Name:   Robert S. Schimek
                                        Title:  Senior Vice President and
                                                Treasurer


                                        NEW HAMPSHIRE INSURANCE COMPANY


                                        By: /s/ Robert S. Schimek
                                            ------------------------------------
                                        Name:   Robert S. Schimek
                                        Title:  Senior Vice President and
                                                Treasurer


                                        NATIONAL UNION FIRE INSURANCE COMPANY OF
                                        PITTSBURGH, PA.


                                        By: /s/ Robert S. Schimek
                                            ------------------------------------
                                        Name:   Robert S. Schimek
                                        Title:  Senior Vice President and
                                                Treasurer

                                  EXHIBIT INDEX

Exhibit No.                               Description                                     Location
-----------                               -----------                                     --------
A.            List of the Directors and Executive Officers of American             Filed herewith.
              International Group, Inc., American Home Assurance Company,
              Commerce and Industry Insurance Company, New Hampshire Insurance
              Company, National Union Fire Insurance Company of Pittsburgh, Pa.,
              Starr International Company, Inc., C.V. Starr & Co., Inc.,
              Universal Foundation, Inc., The Maurice R. and Corrine P.
              Greenberg Family Foundation, Inc. and The Maurice R. and Corinne
              P. Greenberg Joint Tenancy Corporation, Inc., their business addresses and principal occupations.

B.            Agreement and Plan of Merger, dated May 15, 2007.                    Filed herewith.

C.            Press Release, dated May 15, 2007.                                   Filed herewith.

D.            Investment and Strategic Alliance Agreement, dated as of             Incorporated by
              October 17, 1994, by and between 20th Century Industries and AIG.    reference to Exhibit
                                                                                   B to the Statement
                                                                                   on Schedule 13D,
                                                                                   dated December 16, 1994,
                                                                                   previously filed by AIG.

E.            Registration Rights Agreement, dated as of December 16, 1994, by     Incorporated by
              and between 20th Century Industries and AIG.                         reference to Exhibit H
                                                                                   to the Statement on
                                                                                   Schedule 13D, dated
                                                                                   December 16, 1994,
                                                                                   previously filed by AIG.

F.            Amendment No. 1 to Investment and Strategic Alliance Agreement,      Incorporated by reference
              dated as of March 23, 1995, by and between 20th Century Industries   to Exhibit A to Amendment
              and AIG.                                                             No. 1 to the Statement on
                                                                                   Schedule 13D, dated
                                                                                   March 23, 1995, previously
                                                                                   filed by AIG.